EXHIBIT 99.1

China Lodging Group, Limited Announces Its Preliminary Results for Hotel Operation in the Fourth Quarter of 2016

SHANGHAI, China, Jan. 16, 2017 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group”, “Huazhu”, or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the fourth quarter ended December 31, 2016.

Operating Metrics

	For the quarter ended
	December 31,	September 30,	December 31,
	2015	2016	2016
Occupancy rate (as a percentage)
Leased and owned hotels	86%	90%	86%
Manachised hotels	84%	89%	85%
Franchised hotels	67%	74%	68%
Blended	84%	89%	85%
Average daily room rate (1) (in RMB)
Leased and owned hotels	201	217	211
Manachised hotels	167	186	178
Franchised hotels	172	194	180
Blended	177	194	186
RevPAR (1) (in RMB)
Leased and owned hotels	172	195	181
Manachised hotels	141	166	152
Franchised hotels	116	144	123
Blended	149	173	158
(1) Value-added tax ("VAT") has been implemented for hospitality industry to replace business tax in China, effective May 1, 2016. The Company's room rates quoted and received from customers are tax-inclusive (business tax or VAT) before and after the implementation of VAT. For comparison purposes, the ADR and RevPAR disclosed in this release are based on the tax-inclusive rates.

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	December 31,		yoy
	2015	2016	change
Total	2,205	2,205
Leased hotels	583	583
Manachised and franchised hotels	1,622	1,622
Occupancy rate (as a percentage)	86%	87%	0.7%
Average daily room rate (in RMB)	177	180	1.6%
RevPAR (in RMB)	153	157	2.5%

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	December 31,		December 31,		yoy change	December 31,		yoy change	December 31,		yoy change
	2015	2016	2015	2016		2015	2016		2015	2016
Economy hotels	1,999	1,999	143	144	1.0%	165	165	0.2%	87%	87%	0.7%
Leased hotels	511	511	149	151	0.9%	175	175	0.3%	86%	86%	0.5%
Manachised and franchised hotels	1,488	1,488	140	141	1.1%	160	161	0.2%	87%	88%	0.8%
Midscale and upscale hotels	206	206	231	251	8.9%	274	295	7.6%	84%	85%	1.0%
Leased hotels	72	72	276	301	9.3%	307	336	9.4%	90%	90%	-0.1%
Manachised and franchised hotels	134	134	195	211	8.2%	245	259	5.8%	79%	81%	1.9%
Total	2,205	2,205	153	157	2.5%	177	180	1.6%	86%	87%	0.7%

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (2)	Net added	As of	Net added	As of
	in Q4 2016	in Q4 2016	in Q4 2016	December 31, 2016	in Q4 2016	December 31, 2016
Leased and owned hotels	10	(11)	(1)	624	1,002	78,160
Manachised and franchised hotels	138	(66)	72	2,645	7,560	253,187
Total	148	(77)	71	3,269	8,562	331,347

(2) The hotel closure in Q4 2016 was high because:
  a) In order to increase the product qualities, Huazhu removed 47 hotels related to HanTing, Hi Inn, Elan and Starway from Huazhu’s network for incompliances with the brand and operating standards.
b) Other common reasons for hotel closure including contract expiration, rezoning and others.

Number of hotels in pipeline as of December 31, 2016
Leased hotels	15
Manachised and franchised hotels	427
Total(3)	442
(3) Including 48 hotels under ibis, ibis Styles, Mercure, Grand Mercure and Novotel brands.

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q4 2016	December 31, 2016
Economy hotels	42	2,813
HanTing Hotel	32	2,181
Leased hotels	(6)	486
Manachised hotels	38	1,694
Franchised hotels		1
Hi Inn	2	375
Leased hotels		36
Manachised hotels	1	294
Franchised hotels	1	45
Elan Hotel	6	185
Manachised hotels	3	149
Franchised hotels	3	36
ibis Hotel	2	72
Leased hotels	1	14
Manachised hotels	(2)	12
Franchised hotels	3	46
Midscale and upscale hotels	29	456
JI Hotel	28	284
Leased hotels	3	81
Manachised hotels	25	201
Franchised hotels		2
Starway Hotel	(5)	136
Leased hotels		2
Manachised hotels	2	96
Franchised hotels	(7)	38
Joya Hotel	1	6
Leased hotels	1	3
Manachised hotels		3
Manxin Hotels & Resorts	(1)	2
Leased hotels
Manachised hotels	(1)	2
ibis Styles Hotel	2	10
Manachised hotels	2	7
Franchised hotels		3
Mercure Hotel	4	15
Leased hotels		2
Manachised hotels	4	12
Franchised hotels		1
Novotel Hotel		2
Manachised hotels		1
Franchised hotels		1
Grand Mercure		1
Franchised hotels		1
Total	71	3,269

About China Lodging Group, Limited

China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of December 31, 2016, the Company had 3,269 hotels or 331,347 rooms in operation in 365 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased, manachised and franchised models. Under the lease model, the Company directly operates hotels typically located on leased properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of December 31, 2016, China Lodging Group operates 24 percent of its hotel rooms under lease model, 76 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Investor Relations
Tel:  +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com